

Ramon Canek · 2nd
CEO Canek Consultants

Greater Los Angeles Area · 500+ connections · **Contact info**

 Genius Juice

Universidad de San Carlos de Guatemala

Experience

Vice President Operations
Genius Juice
Apr 2019 – Present · 9 mos
Greater Los Angeles Area

 Genius Juice

Chief Executive Officer
Canek Consultants
Feb 2010 – Present · 9 yrs 11 mos
USA, Mexico, Centro America and England.

Food, beverage, and production manufacture consultant. Specializes in stream lining your production and efficiency by increasing the speed in your production, lowering down time, implementing new processes and procedures, while making sure your business is in compliance with all government and state regulations. **...see more**

 Jalapeno Kiwi Cucumber Award 2018

HEALTH-ADE KOMBUCHA
5 yrs 3 mos



Chief Product Officer
Jan 2014 – Mar 2019 · 5 yrs 3 mos
Greater Los Angeles Area

 Health Ade Kombucha

 Health-Ade

Chief Product Officer
Jan 2014 – Mar 2019 · 5 yrs 3 mos
Torrance, California

Engineer, Architecture Design, Construction, Permits, Health Department State and County, Organic, Raw, Gluten-Free, Vegan, Kosher, Open FacilitiesGround zero to Fully Operation in 8 Months.
Created New Flavors and Award Best Flavor For 2018

 HealthAde_Kombucha-2-...

 Best Flavor

Vice President / COO
Millennium Products, Inc (GT's Kombucha)

Millennium Products, Inc (GT's Kombucha)
Oct 2003 – Jan 2014 · 10 yrs 4 mos

Shop Manager
One Day Paint & Body
Jan 2002 – Oct 2002 · 10 mos

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Education

Universidad de San Carlos de Guatemala
Bachelor of Business Administration (B.B.A.), Business Administration and Management
1998 – 2002

Licenses & Certifications

GMP
Issued May 2012 · No Expiration Date

FDA
FDA
Issued Mar 2010 · No Expiration Date

USDA
USDA
Issued May 2009 · No Expiration Date

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Skills & Endorsements

Management · 74

Endorsed by **4 of Ramon's colleagues at Health-Ade Kombucha**

Food · 53

Rowland Hanson and 52 connections have given endorsements for this skill

Operations Management · 45

Endorsed by **4 of Ramon's colleagues at Health-Ade Kombucha**

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